STAR BULK CARRIERS CORP.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

October 11, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  Mr. Timothy S. Levenberg

Star Bulk Carriers Corp.
Registration Statement on
Form F-3 (File No. 333-234125)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) of Star Bulk Carriers Corp. (the “Company”) be accelerated to October 16, 2019 at 4 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Lawrence G. Wee of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3052.

*****

Very truly yours,

STAR BULK CARRIERS CORP.

By:	/s/ Petros Pappas
Name:	Petros Pappas
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]